UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             NBG RADIO NETWORK, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   62873Q 10 6
                                 (CUSIP Number)


                            Gregory W. Mallory, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62873Q 10 6
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         John A. Holmes, III

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)

3.       SEC Use Only

4.       Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization    USA



                           7.       Sole Voting Power           965,900

Number of
Shares Beneficially        8.       Shared Voting Power         0
Owned by
Each Reporting
Person With                9.       Sole Dispositive Power      965,900


                           10.      Shared Dispositive Power    0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    965,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)     7.4%

14.      Type of Reporting Person (See Instructions)
                  IN


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



CUSIP No. 62873Q 10 6
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Item 1. Security and Issuer

a)   Name and Address of Principal Executive Offices of Issuer:

     NBG Radio Network, Inc. ("Issuer")
     520 SW Sixth Avenue, Suite 750
     Portland, Oregon 97204

b) Title and Class of Equity Securities: Common Stock, par value $.001 per share ("Common Stock")

Item 2. Identity and Background

a)  - c), f)

Reporting Person

This statement is filed by John J. Holmes, III, a U.S. citizen. Mr. Holmes is the Chairman of the Board, President and Chief Executive Officer of the Issuer. The principal business and office address of Mr. Holmes is 520 SW Sixth Avenue, Suite 750, Portland, Oregon 97204.

d) During the last five years, Mr. Holmes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, Mr. Holmes has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On September 1, 1999, Mr. Holmes was granted options to purchase 270,000 shares of Common Stock in accordance with the Issuer's 1998 Stock Incentive Plan. Mr. Holmes did not pay any consideration for the options.

Item 4. Purpose of the Transaction

     Mr. Holmes acquired the options in connection with his employment by the Issuer. Mr. Holmes holds the securities described in Item 5(a) for investment purposes. Mr. Holmes may make additional purchases of Common Stock in open market or privately negotiated transactions or may alternatively seek to sell his Common Stock in open market or privately negotiated transactions. Mr. Holmes may also receive additional options or grants of Common Stock under the Issuer's 1998 Stock Incentive Plan. Mr. Holmes reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.


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


CUSIP No. 62873Q 10 6
--------------------------------------------------------------------------------

     Mr. Holmes does not currently have any plans or proposals which relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv)   any change in the present Board of Directors or management of the Issuer;
(v) any material change in the present capitalization or dividend policy of the Issuer;
(vi)   any  other  material  change  in  the  Issuer's   business  or  corporate
       structure;
(vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, other than, in his capacity as the Chairman of the Board, President and Chief Executive Officer of the Issuer, a potential proposed amendment to the Issuer's Articles of Incorporation which would increase the number of authorized Common Stock;
(viii) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)   the Shares becoming eligible for termination of registration  pursuant to
       Section 12(g)(4) of the Exchange Act; or
(x)    any action similar to any of those actions set forth in this paragraph.

Item 5.  Interests in Securities of the Issuer

     (a) Mr. Holmes is deemed to be the beneficial owner of 965,900 shares of Common Stock which equals 7.4% of the outstanding Common Stock of the Issuer. Mr. Holmes owns 215,900 shares of Common Stock and immediately exercisable options to purchase 750,000 shares of Common Stock.

     (b) Mr. Holmes has sole voting and dispositive power with respect to the securities described in Item 5(a).

     (c) On September 1, 1999, the Issuer granted Mr. Holmes options to purchase 270,000 shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Holmes owns immediately exercisable options to purchase 750,000 shares of Common Stock at an exercise price ranging from $.5417 to $2.00 per share. The options are subject to the terms and conditions of the Issuer's 1998 Stock Incentive Plan which is incorporated by reference to Item 7.


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


CUSIP No. 62873Q 10 6
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Item 7. Material to Be Filed as Exhibits

Exhibit A - 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of NBG Radio Network, Inc.'s Form 10-QSB/A for the quarter ended August 31,
1999).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/ John A. Holmes III
                                              --------------------------------
                                              John A. Holmes, III



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).






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